UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Name of Subject Company)

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Name of Person(s) Filing Statement)

Common Shares, no par value,
Preferred Shares, no par value, and
American Depositary Shares, each representing one Preferred Share
(Title of Class of Securities)

N/A (Common Shares)
N/A (Preferred Shares)
64109T201 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Marcio Minoru Miyakava
Investor Relations Officer
Tel: +55 11 2111 2811
Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil

with copies to:

Nicolas Grabar, Esq.
Neil Whoriskey, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

None of Empresa Brasileira de Telecomunicações S.A. – Embratel, Embratel Participações S.A. (“Embrapar”) or GB Empreendimentos e Participações S.A. (together, the “Offerors”), nor any of their affiliates has commenced the tender offer to which this communication relates.  In connection with the proposed transaction, the Offerors will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and Net Serviços de Comunicação S.A. (“Net”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Solicitation/Recommendation Statement").  Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials and the Solicitation/Recommendation Statement, when they are available and as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. Shareholders of Net may obtain a free copy of the Tender Offer Statement and its exhibits (when available) and other related documents filed by the Offerors and the Solicitation/Recommendation Statement and other related documents (when available) filed by Net, in each case, with the SEC at the SEC’s website at www.sec.gov.

On March 5, 2012, Embrapar issued a press release announcing the acquisition of the indirect control of Net and Embrapar’s intention to commence a tender offer for all of the outstanding common and preferred shares, including preferred shares represented by American Depositary Shares, of Net that are not already owned, directly or indirectly, by Embrapar.

These communications may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit No.	Description
99.1	Net Serviços de Comunicação S.A. press release, issued on June 6, 2012 (English translation).

99.2	Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission, on June 6, 2012 (English translation).